EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             22 AUGUST 2003

                                       WPP
                                       ---
                              2003 INTERIM RESULTS
                              --------------------
      Reported revenue down over 2% to $3.08 billion ((pound)1.91 billion)
      --------------------------------------------------------------------
                     Constant currency revenue up almost 2%
                     --------------------------------------
                           Like-for-like revenue flat
                           --------------------------
  Profit before tax, goodwill and impairment and FRS 17 interest down almost 5%
  -----------------------------------------------------------------------------
                    to $327.0 million ((pound)202.9 million)
                    ----------------------------------------
      Diluted headline earnings per share down almost 5% at 20.6c (12.8p)
      -------------------------------------------------------------------
           Interim ordinary dividend up 20% to 3.35c (2.08p) per share
           -----------------------------------------------------------

o Revenue down over 2% to $3.08 billion ((pound)1.91 billion) and up almost 2% in constant currencies

o    Like-for-like revenue flat

o Profit before interest, tax, goodwill and impairment down almost 8% to $377.3 million ((pound)234.1 million) and down over 5% in constant currencies

o    Operating margin pre-goodwill and impairment of 12.3%

o Profit before tax, goodwill and impairment and FRS 17 interest down almost 5% to $327.0 million ((pound)202.9 million) and down over 2% in constant currencies

o Diluted headline earnings per share down almost 5% to 20.6c (12.8p) from 21.6c (13.4p) and down almost 2% in constant currencies

o    Interim ordinary dividend up 20% to 3.35c (2.08p) per share

o Estimated net new business billings of almost $2.135 billion ((pound)1.335 billion). Ranked number one advertising and marketing services group for the first six months of 2003.

                                                                      WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in Appendix IV.

Summary of Results
------------------

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2003, reflecting further economic stabilisation and the start of limited growth, notably in the United States.

Turnover was down 1.6% at $13.93 billion ((pound)8.64 billion).

Reportable revenue was down 2.5% at $3.08 billion ((pound)1.91 billion). On a constant currency basis revenue was up 1.8% compared with last year, mainly due to the weakness of the United States dollar, partly offset by the strength of the euro against sterling. Excluding all acquisitions, including all discontinued operations, although there were none, and all client gains and losses, constant currency revenues were flat.

Profit before interest, tax, goodwill and impairment was down 7.8% to $377.3 million ((pound)234.1 million) from $409.2 million ((pound)253.9 million) and down 5.2% in constant currencies.

Pre-goodwill and impairment, reported operating margins fell to 12.3% from 13.0%. On the same basis, before short-term and long-term incentives, operating margins fell slightly to 14.3% from 14.4%. Short and long-term incentives amounted to $63 million ((pound)39 million) or 14.3% of operating profits before bonus and taxes.

The Group's staff cost to revenue ratio, excluding incentives, was almost flat, rising 0.1 margin points to 55.7% in the first half of 2003, compared with the same period last year. On a like-for-like basis the average number of people in the Group was 49,359 in the first half of the year, compared to 52,083 in 2002, a decrease of over 5%. On the same basis, the total number of people in the Group at 30 June 2003 was 49,350 compared to 51,651 in June 2002, a decrease of 4.5%.

Profit before tax,  goodwill and impairment and FRS 17 interest was down 4.7% to
$327.0  million   ((pound)202.9   million)  from  $343.2  million  ((pound)212.9
million).

Net interest payable and similar charges (including a notional charge of $9.3 million ((pound)5.8 million) for FRS17) decreased to $59.6 million ((pound)37.0 million) from $70.1 million ((pound)43.5 million), reflecting lower interest rates partly offset by the impact of share re-purchases and acquisition payments.

Reported profit before tax, reflecting increased goodwill and impairment charges, fell by 11.6% to $247.6 million ((pound)153.6 million) from $280.0 million ((pound)173.7 million). In constant currency pre-tax profits fell by 9.2%.

The tax rate on profit on ordinary activities, before goodwill and impairment and FRS 17 interest was 25%, the same as last year.

                                                                      WPP/page 3

Profits attributable to ordinary share owners fell by 16.7% to $153.4 million ((pound)95.2 million) from $184.2 million ((pound)114.3 million), also due to increased goodwill and impairment charges.

Diluted earnings per share before goodwill and impairment and FRS 17 interest, or headline earnings per share, fell by almost 5% to 20.6c (12.8p) from 21.6c (13.4p). In constant currency, earnings per share on the same basis fell by almost 2%.

The Board declares an increase of 20% in the interim ordinary dividend to 3.35c (2.08p) per share. The record date for this interim dividend is 17 October 2003, payable on 17 November 2003.

Further details of WPP's financial performance are provided in Appendix I (in sterling) and for illustrative purposes only in euros in Appendix II. Appendix III contains details of the impact of adopting transitional guidelines on the expensing of options under FAS 148.

Review of Operations
--------------------

Revenue by Region
-----------------

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth (on a constant currency basis) by region for the first six months of 2003:

Region                          Revenue as a %                  Revenue growth%
                                of total Group                       03/02
North America                         43.7                            2.2
United Kingdom                        16.3                           -1.8
Continental Europe                    25.0                            2.7
Asia Pacific, Latin America,
Africa & Middle East                  15.0                            3.1
                                     -----                            ---

TOTAL GROUP                          100                              1.8
                                     ----                             ---

As can be seen, the North American markets have not only stabilised but started to show muted growth again. This shift started in October 2002 and July 2003 marks ten months of continuous growth, albeit limited.

The United Kingdom continues to be most affected by the recession, with our businesses in Continental Europe, particularly France, Germany, Italy and Spain less affected than the competition. Asia Pacific, Africa and the Middle East, continues to improve despite the effect of SARS and Latin America improved primarily due to last year's weak comparables, particularly in Brazil and Argentina.

Estimated net new business billings of almost $2.135 billion ((pound)1.335 billion) were won in the first half of the year. The Group was ranked first for net new business gains in the Lehman Brothers and William Blair & Company surveys for the first six months of 2003.

Revenue by Communications Services Sector and Brand
---------------------------------------------------

The pattern of revenue growth varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector (on a constant currency basis) for the first six months of 2003:

Communications Services                 Revenue as a %          Revenue growth%
                                        of total Group               03/02

Advertising, Media
Investment Management                       46.2                      3.7
Information, Insight &
Consultancy*                                17.5                      3.6
Public Relations & Public
Affairs                                     11.3                     -2.9
Branding & Identity,
Healthcare & Specialist
Communications*                             25.0                     -0.6
                                           -----                     ----
TOTAL GROUP                                100                        1.8
                                           -----                     ----

* In 2003, certain of the Group's specialist communications companies in strategic marketing, consulting and consultancy were transferred into the re-named information, insight and consultancy.


Media investment management like-for-like revenue comparisons started to improve in October 2002, and then significantly from April 2003, primarily driven by the strong United States upfront media buying season.

Advertising has followed this trend but less strongly. Information, insight and consultancy has continued to be relatively less affected by the recession and branding and identity, healthcare and specialist communications has started to pick up slightly, although healthcare, direct, interactive and internet activities have been more resilient throughout the recession. Public relations and public affairs, continue to be more affected by the recession, although less so than recently and two of our brands have seen a significant recent pick-up in new business activity.

Advertising and Media Investment Management
-------------------------------------------

On a constant  currency basis,  combined  revenue at Ogilvy & Mather  (including
OgilvyOne),   J  Walter  Thompson   Company,   Y&R,  Red  Cell,   MindShare  and
mediaedge:cia grew by 3%, with operating margins flat.

These businesses generated estimated net new business billings of $1.7 billion ((pound)1,063 million).

Information, Insight and Consultancy
------------------------------------

The Group's information, insight and consultancy businesses continued their growth, despite global economic conditions, with revenues increasing by well over 3%, but operating margins were down reflecting the continued impact of the recession primarily on our call centre operations.

                                                                      WPP/page 5

Public Relations and Public Affairs
-----------------------------------

In constant currencies, the Group's public relations and public affairs revenues fell by less than 3%. The continuing recession has affected this sector the most, although the recovery in the United States has to some extent mitigated the downturn in the United Kingdom and some Continental European markets. Markets in Asia Pacific were also negatively impacted by the outbreak of SARS. Operating margins, however, improved by over one margin point in the first half.

Branding and Identity, Healthcare and Specialist Communications
---------------------------------------------------------------

The Group's branding and identity, healthcare and specialist communications revenues were down very slightly over last year, with operating margins almost flat. Particularly good performances were registered by several companies in this sector in the first half, including, in promotion and direct marketing by EWA, Mando Marketing, Maxx Marketing, OgilvyOne, The Grass Roots Group, VML and Wunderman; in branding and identity by MJM Creative and The Brand Union; and in specialist marketing services by Forward, JWT Specialised Communications, The Bravo Group and The Geppetto Group.

Cashflow and Balance Sheet
--------------------------

A summary of the Group's unaudited cashflow statement and balance sheet and notes as at 30 June 2003 are provided in Appendices I and II.

In the first half of 2003, operating profit was $282 million ((pound)175 million), depreciation, amortisation and impairment $155 million ((pound)96 million), interest paid $77 million ((pound)48 million), tax paid $69 million ((pound)43 million), capital expenditure of $53 million ((pound)33 million) and other net cash inflows of $27 million ((pound)17 million). Free cashflow available for debt repayment, acquisitions and share re-purchases was, therefore, $265 million ((pound)164 million). This free cashflow was absorbed by $237 million ((pound)147 million) in net cash acquisition payments and investments, (of which $153 million ((pound)95 million) was for initial acquisition payments, $73 million ((pound)45 million) was for earnout payments and the balance related to prior year loan note redemptions), and $37 million ((pound)23 million) in share re-purchases, a total outflow of $274 million ((pound)170 million). This almost balanced free cashflow in line with our recently introduced objectives. In addition, by the half year end, the Group had acquired $293 million ((pound)177 million) of bank debt from certain Cordiant Communications Group plc ("Cordiant") lenders and raised $165 million ((pound)100 million) by means of a share placing at $7.83 cents ((pound)4.86 pence) per share.

Net debt averaged $2,115 million ((pound)1,312 million) for the six months ended 30 June 2003, versus $2,139 million ((pound)1,327 million) for the comparable period ended 30 June 2002. On 30 June 2003 net bank borrowings were $1,906 million ((pound)1,153 million), against $1,917 million ((pound)1,160 million) on 30 June 2002.

                                                                      WPP/page 6

The Board continues to examine ways of deploying the Group's substantial cashflow of approximately $645 million ((pound)400 million) per annum to enhance share owner value given that interest cover remains strong at over six times in the first half of 2003 in comparison to over five times in the comparable period last year. As necessary capital expenditure approximates to the depreciation charge, the Company has continued to concentrate on examining possible acquisitions or returning excess capital to share owners in the form of dividends or share buy-backs.

In the first half of 2003, acquisitions have been completed in advertising and media investment management in the United States, the United Kingdom, Italy, Switzerland, South Korea, New Zealand and Ecuador; in information, insight and consultancy in the United States, the United Kingdom, Portugal and Spain; in public relations and public affairs in Sweden; and in healthcare in the United States.

The saga surrounding the acquisition of Cordiant was concluded on 1 August by means of a Scheme of Arrangement. Since then integration has proceeded according to plan, with the combination of clients and businesses and discussions continuing with clients and people, where necessary. As previously announced, on 20 August Publicis Groupe SA paid $120 million ((pound)75m) for the purchase of Cordiant's 25% equity ownership in ZenithOptimedia. Cordiant currently continues to own Zenith franchises in nine markets and has trading relationships in a further fourteen markets. This brings Cordiant's disposals to a total of $264 million ((pound)160 million) over the last two months, in comparison to a pre-disposal net debt level of $388 million ((pound)235 million).

In addition to increasing the interim dividend by 20% to 3.35c (2.08p) per share, at a total cost of $39.5 million ((pound)24.5 million) compared to $32.2 million ((pound)20.0 million) last year, the Company has continued its rolling share buy-back programme in the first half of the year by repurchasing 5.6 million shares at an average price of $5.80 ((pound)3.60) per share and total cost of $32.6 million ((pound)20.2 million). The Company's objective remains to buy-back approximately $150 million - $250 million ((pound)100 million - (pound)150 million) of shares each year, currently equivalent to 1 1/2 - 2% of the ordinary share capital.

Client Developments in the First Half of 2003
---------------------------------------------

Including associates and recently acquired Cordiant, the Group currently employs over 69,000 full-time people in over 1,700 offices in 104 countries. It services over 300 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 333 national or multi-national clients in three or more disciplines. More than 130 clients are served in four disciplines and these clients account for over 50% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with well over 100 clients in 6 or more countries.

The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

                                                                      WPP/page 7

Current Progress and Future Prospects
-------------------------------------

The Group's financial performance in the first half of the year mirrored stabilisation and the slight improvement in economic conditions in the United States, countered to some extent by the continuing recession in the United Kingdom and parts of Continental Europe, and the relatively minor affects of SARS in Asia. Like-for-like revenue was flat in the first half of 2003, again exceeding the budgeted decline of almost 1%. July like-for-like revenues were up over 2%. A pre-goodwill and impairment operating margin of 12.3% was achieved, better than that budgeted, due principally to higher than budgeted revenues and a reduction in, and the variability of, non-staff costs.

We have now had almost three recessionary years, defined as a significant slow down in growth rates, as well as two consecutive quarterly declines in growth. This recession was led by a business-to-business downturn marked by a reduction in capital expenditure and similar investments, including in advertising and marketing services. The consumer has proved to be more resilient, with borrowing and spending being driven by low interest rates, discounting and zero coupon financing. In a close to zero inflationary environment with little pricing flexibility, clients have focussed on cutting costs and improving margins, liquidity and profitability. As a result, there are recent signs of increased business-to-business spending, particularly in technology.

Most importantly, significant government deficit spending is stimulating the United States economy, in particular in preparation for the 2004 United States Presidential election. The growth in United States government spending is currently greater than at any time since the Vietnam War in 1967. As we have indicated before, this bodes well for the prospects for 2004, further stimulated by the Athens Olympic Games, the Portuguese European Football Championship and heavy United States political advertising expenditure driving up media pricing. Certainly, it seems as though we are starting to climb out of the bath. The question remains, however, how inflationary all of this will be and the consequent impact on 2005 and beyond. Given these prospects and the results for the first half of 2003, the Group's margin target of 13.8% in 2004 looks achievable. For the full year in 2003, the addition of Cordiant may result in modest margin dilution, but not at the expense of earnings per share.

Plans, budgets and forecasts of revenues will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. For example, the combined operating margins of our advertising and media investment management sector, are still over 14%. Geographically, North American operating margins are almost 16%. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group's cost base.

                                                                      WPP/page 8

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients' businesses and our people's careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment.

The Group also continues to concentrate on its strategic objectives of improving operating profits by 10-15% per annum; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit and growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative encouragement of media concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.

For further information:

Sir Martin Sorrell }
Paul Richardson }       44-20-7408-2204
Feona McEwan }          1-212-632-2301

www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix I                                                            WPP/page 9


                                  WPP GROUP PLC
              Interim results for the six months ended 30 June 2003
         Unaudited consolidated interim profit and loss account for the six months ended 30 June 2003

                                                                Six months      Six months
                                                                     ended           ended                              Year ended
                                                                   30 June         30 June                 Constant    31 December
                                                        Notes         2003            2002              Currency(3)           2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                (pound)m        (pound)m       +/(-)%     +/(-)%         (pound)m
Turnover (gross billings)                                         8,639.2        8,779.9        (1.6)        1.6        18,028.7
Cost of sales                                                    (6,728.4)      (6,820.1)        1.3        (1.5)      (14,120.4)
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                     4     1,910.8        1,959.8        (2.5)        1.8         3,908.3
Direct costs                                                       (110.1)        (110.7)        0.5        (3.3)         (218.2)
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      1,800.7        1,849.1        (2.6)        1.7         3,690.1

----------------------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill amortisation and              (1,582.4)      (1,611.0)        1.8        (2.8)       (3,239.9)
impairment
Goodwill amortisation and impairment                        8       (43.5)         (36.7)      (18.5)      (17.5)         (177.7)
----------------------------------------------------------------------------------------------------------------------------------
Operating costs                                                  (1,625.9)      (1,647.7)        1.3        (3.1)       (3,417.6)
----------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                    174.8          201.4       (13.2)      (10.3)          272.5

Income from associates                                               15.8           15.8           -         3.6            30.0
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest,
taxation, fixed asset gains and write-downs                         190.6          217.2       (12.2)       (9.3)          302.5

Profits on disposal of fixed assets                                     -              -           -           -             9.2
Amounts written off fixed asset investments                             -              -           -           -           (19.9)
----------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings          (31.2)         (41.0)       23.9        19.0           (79.6)
Net interest charges on defined benefit pension schemes              (5.8)          (2.5)     (132.0)     (141.9)           (6.8)
----------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                            (37.0)         (43.5)       14.9        9.6            (86.4)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                       153.6          173.7       (11.6)      (9.2)           205.4

Taxation on profit on ordinary activities                   5       (51.7)         (53.4)        3.2        3.4           (103.4)
----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                        101.9          120.3       (15.3)     (12.0)           102.0

Minority interests                                                   (6.7)          (6.0)      (11.7)     (12.5)           (14.0)
----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                         95.2          114.3       (16.7)     (13.4)            88.0

Ordinary dividends                                          6       (24.5)         (20.0)       22.5       22.5            (62.5)
----------------------------------------------------------------------------------------------------------------------------------
Retained profit for the period                                       70.7           94.3       (25.0)     (21.8)            25.5
----------------------------------------------------------------------------------------------------------------------------------
Headline PBIT(1)                                            4       234.1          253.9        (7.8)      (5.2)           480.2
Headline PBIT (1) margin                                            12.3%          13.0%                                   12.3%
Headline PBT(1)                                                     202.9          212.9        (4.7)      (2.5)           400.6
----------------------------------------------------------------------------------------------------------------------------------
Headline earnings per share(2)
Basic earnings per ordinary share                           7        13.0p          13.8p       (5.8)      (2.5)            25.5p
Diluted earnings per ordinary share                         7        12.8p          13.4p       (4.5)      (1.6)            24.9p
----------------------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                           7         8.6p          10.3p      (16.5)     (13.0)             7.9p
Diluted earnings per ordinary share                         7         8.5p          10.0p      (15.0)     (12.2)             7.7p
==================================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculations of Headline PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes. The calculation of Headline earnings is presented in Appendix IV.
3    Constant currency is defined in Appendix IV.

                                                                    WPP /Page 10


                                  WPP GROUP PLC
         Unaudited consolidated summary interim cash flow statement for the six months ended 30 June 2003

                                                                           Six months      Six months       Year ended
                                                                        ended 30 June   ended 30 June      31 December
                                                                                 2003            2002             2002
----------------------------------------------------------------------------------------------------------------------
Reconciliation of operating profit to net cash (outflow)/inflow              (pound)m        (pound)m         (pound)m
from operating activities:
Operating profit                                                               174.8           201.4            272.5
Depreciation                                                                    53.0            59.5            116.6
Goodwill amortisation and impairment charges                                    43.5            36.7            177.7
Movements in working capital and provisions                                   (321.2)         (252.5)           213.1
----------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from operating activities                            (49.9)           45.1            779.9
Dividends received from associates                                               6.0             4.4              9.4
Returns on investments and servicing of finance                                (47.7)          (48.5)           (78.2)
United Kingdom and overseas tax paid                                           (43.0)          (43.6)           (85.0)
----------------------------------------------------------------------------------------------------------------------
Purchase of tangible fixed assets                                              (32.9)          (34.0)          (100.5)
Purchase of own shares by ESOP Trust                                            (2.8)          (67.9)           (67.6)
Proceeds from sale of tangible fixed assets                                      3.3             1.8             10.2
----------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment                                   (32.4)         (100.1)          (157.9)
----------------------------------------------------------------------------------------------------------------------
Initial cash consideration for acquisitions                                    (47.2)         (112.3)          (141.2)
Earnout payments                                                               (45.4)          (44.9)           (82.4)
Loan note redemptions                                                           (6.5)          (44.9)           (93.7)
Net cash acquired                                                                0.6            58.0             62.8
Purchase of majority of Cordiant bank debt from its lenders                   (176.6)              -                -
Purchases of other investments (including associates)                          (51.0)           (2.0)           (26.1)
Proceeds from disposal of other investments                                      2.2             3.3              3.3
----------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals                                                    (323.9)         (142.8)          (277.3)
Equity dividends paid                                                              -               -            (55.6)
----------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow before management of
liquid resources and financing                                                (490.9)         (285.5)           135.3
Management of liquid resources                                                 118.8            43.7           (113.6)
----------------------------------------------------------------------------------------------------------------------
Proceeds from issue of convertible bond                                            -           450.0            450.0
Increase/(reduction) in drawings on bank loans                                 125.5          (116.2)          (239.3)
Financing and share issue costs                                                 (2.7)           (9.0)           (12.9)
Share placement                                                                100.2               -                -
Proceeds from other issue of shares                                              5.0            20.5             24.4
Share cancellations                                                            (20.2)              -             (8.3)
----------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                 207.8           345.3            213.9
----------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and overdrafts for the period                     (164.3)          103.5            235.6
Translation difference                                                          11.4             6.1             (0.4)
Balance of cash and overdrafts at beginning of period                          500.9           265.7            265.7
----------------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of period                                348.0           375.3            500.9
----------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt:
(Decrease)/increase in cash and overdrafts for the period                     (164.3)          103.5            235.6
Cash (inflow)/outflow from increase in liquid resources                       (118.8)          (43.7)           113.6
Cash inflow from increase in debt financing                                   (125.1)         (324.9)          (201.2)
Other movements                                                                 (6.5)           (3.9)            (8.8)
Translation difference                                                         (15.6)           (6.1)            23.2
----------------------------------------------------------------------------------------------------------------------
Movement of net debt in the period                                            (430.3)         (275.1)           162.4
Net debt at beginning of period                                               (722.7)         (885.1)          (885.1)
----------------------------------------------------------------------------------------------------------------------
Net debt at end of period (Note 11)                                         (1,153.0)       (1,160.2)          (722.7)
----------------------------------------------------------------------------------------------------------------------

                                                                    WPP /Page 11
                                  WPP GROUP PLC

             Unaudited consolidated balance sheet as at 30 June 2003

                                                                               30 June      30 June       31 December
                                                                     Notes        2003         2002              2002
----------------------------------------------------------------------------------------------------------------------
                                                                              (pound)m     (pound)m          (pound)m
Fixed assets
Intangible assets:
   Corporate brands                                                              950.0        950.0             950.0
   Goodwill                                                              8     4,441.7      4,452.2           4,407.0
Tangible assets                                                                  354.4        396.9             377.3
Investments                                                              8       855.6        635.8             628.7
----------------------------------------------------------------------------------------------------------------------
                                                                               6,601.7      6,434.9           6,363.0
Current assets
Stocks and work in progress                                                      371.8        328.5             291.6
Debtors                                                                        2,306.9      2,420.2           2,256.4
Trade debtors within working capital facility:
   Gross debts                                                                   379.3        409.5             385.7
   Non-returnable proceeds                                                      (211.8)      (229.1)           (217.4)
                                                                                -------      -------           -------
                                                                                 167.5        180.4             168.3
Current asset investments
(short-term bank and escrow deposits)                                             71.6         33.1             190.4
Cash at bank and in hand                                                         690.1        690.6             689.1
----------------------------------------------------------------------------------------------------------------------
                                                                               3,607.9      3,652.8           3,595.8
Creditors: amounts falling due within one year                           9    (4,313.0)    (4,038.8)         (4,120.1)
----------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                         (705.1)      (386.0)           (524.3)
----------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                          5,896.6      6,048.9           5,838.7
Creditors:  amounts falling due after more than one year
(including convertible bonds)                                           10    (1,734.2)    (2,016.6)         (1,837.5)
Provisions for liabilities and charges                                          (101.6)      (106.5)           (102.0)
----------------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                         4,060.8      3,925.8           3,899.2
Pension provision                                                               (184.8)      (135.3)           (184.8)
----------------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                         3,876.0      3,790.5           3,714.4
----------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                          117.8        115.6             115.7
Share premium account                                                            939.4        834.6             836.6
Shares to be issued                                                              166.4        206.1             195.7
Merger reserve                                                                 2,891.8      2,855.4           2,869.3
Other reserves                                                                  (253.0)      (307.0)           (254.3)
Profit and loss account                                                          (24.9)        40.5             (87.4)
----------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                     3,837.5      3,745.2           3,675.6
Minority interests                                                                38.5         45.3              38.8
----------------------------------------------------------------------------------------------------------------------
Total capital employed                                                         3,876.0      3,790.5           3,714.4
----------------------------------------------------------------------------------------------------------------------

                                                                    WPP /Page 12

                                  WPP GROUP PLC

      Unaudited consolidated statement of total recognised gains and losses for the period ended 30 June 2003

                                                                                    Six months     Six months       Year ended
                                                                                      ended 30       ended 30      31 December
                                                                                     June 2003      June 2002             2002
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      (pound)m       (pound)m         (pound)m
Profit for the period                                                                     95.2          114.3             88.0
Exchange adjustments on foreign currency net investments                                   2.7           29.8             82.3
Actuarial loss on defined benefit pension schemes in accordance
with FRS17 (Retirement Benefits)                                                             -              -            (52.8)
-------------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the period                                  97.9          144.1            117.5
-------------------------------------------------------------------------------------------------------------------------------


    Unaudited reconciliation of movements in consolidated share owners' funds for the period ended 30 June 2003

                                                                                     Six months     Six months       Year ended
                                                                                       ended 30       ended 30      31 December
                                                                                      June 2003      June 2002             2002
-------------------------------------------------------------------------------------------------------------------------------
                                                                                       (pound)m       (pound)m         (pound)m
Profit for the period                                                                      95.2          114.3             88.0
Ordinary dividends payable                                                                (24.5)         (20.0)           (62.5)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           70.7           94.3             25.5
Exchange adjustments on foreign currency net investments                                    2.7           29.8             82.3
Ordinary shares issued in respect of acquisitions                                           5.7            0.5              8.2
Share placement                                                                           100.2              -                -
Share issue costs charged to share premium account or merger
reserve                                                                                    (2.2)             -             (3.4)
Other share issues                                                                          5.0           20.8             24.3
Share cancellations                                                                       (20.2)             -             (8.3)
Actuarial loss on defined benefit schemes                                                     -              -            (52.8)
--------------------------------------------------------------------------------------------------------------------------------
Net additions to equity share owners' funds                                               161.9          145.4             75.8
Opening equity share owners' funds                                                      3,675.6        3,599.8          3,599.8
--------------------------------------------------------------------------------------------------------------------------------
Closing equity share owners' funds                                                      3,837.5        3,745.2          3,675.6
--------------------------------------------------------------------------------------------------------------------------------

                                                                    WPP /Page 13

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (Notes 1-12)

1.   Basis of accounting

The unaudited consolidated interim financial statements are prepared under the historical cost convention.

2.   Accounting policies

The unaudited consolidated interim financial statements comply with relevant accounting standards and have been prepared using the accounting policies set out on pages 104 to 106 of the Group's 2002 Annual Report and Accounts. No changes have been made to the accounting policies since this time.

The policies set out in the 2002 Annual Report and Accounts are in accordance with applicable accounting standards in the United Kingdom (UK GAAP).

FRS 17 "Retirement benefits"

As disclosed in the 2002 Annual Report and Accounts, the Group accounts for pension costs and retirement benefits in accordance with FRS 17. This requires an annual actuarial assessment of the defined benefit pension schemes, which is carried out by the Group's independent actuarial advisers. In the six months ended 30 June 2003 the Group has charged the profit and loss account with (pound)6.6 million (period ended 30 June 2002: (pound)7.1 million; year ended 31 December 2002: (pound)11.4 million) of service cost and (pound)5.8 million (period ended 30 June 2002: (pound)2.5 million; year ended 31 December 2002:
(pound)6.8 million) of notional interest in respect of defined benefit schemes on the basis of the 2002 actuarial assessment. This will be updated during the second half of the year, and any actuarial gains and losses arising on pension assets and liabilities in the balance sheet will be shown in the statement of total recognised gains and losses for 2003.

Statutory Information and Independent Review

The interim financial statements for the six months to 30 June 2003 and 2002 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2002 received an unqualified auditors' report and have been filed with the Registrar of Companies. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 20.

The announcement of the interim results was approved by the board of directors on 21 August 2003.

3.   Currency conversion

The 2003 unaudited consolidated interim profit and loss account is prepared using, among other currencies, an average exchange rate of US$1.6118 to the pound (period ended 30 June 2002: US$1.4441; year ended 31 December 2002:
US$1.5036). The unaudited consolidated interim balance sheet as at 30 June 2003 has been prepared using the exchange rate on that day of US$1.6528 to the pound (period ended 30 June 2002: US$1.5279; year ended 31 December 2002: US$1.6100).

The unaudited consolidated interim profit and loss account and balance sheet are presented in euros in Appendix II for illustrative purposes. The unaudited consolidated interim profit and loss account has been prepared using an average exchange rate of (euro)1.4591 to the pound (period ended 30 June 2002:
(euro)1.6096; year ended 31 December 2002: (euro)1.5910). The unaudited consolidated interim balance sheet at 30 June, 2003 has been prepared using the exchange rate on that day of (euro)1.4393 to the pound (period ended 30 June 2002: (euro)1.5435; year ended 31 December 2002: (euro)1.5345). This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into euros at the rates indicated.

The basis for calculating the constant currency percentage changes, shown on the face of the consolidated interim profit and loss account, is presented in Appendix IV.

                                                                    WPP /Page 14

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

4.   Segmental analysis

Reported contributions by geographical area were as follows:

                                                                    Six months             Six months            Year ended
                                                                         ended                  ended           31 December
                                                                  30 June 2003           30 June 2002                  2002
---------------------------------------------------------------------------------------------------------------------------
                                                                     (pound)m             (pound)m                 (pound)m
Revenue
United Kingdom                                                          306.5                312.2                    619.2
United States                                                           786.4                855.1                  1,655.0
Continental Europe                                                      496.8                444.2                    929.6
Canada, Asia Pacific, Latin America, Africa & Middle East               321.1                348.3                    704.5
---------------------------------------------------------------------------------------------------------------------------
                                                                      1,910.8              1,959.8                  3,908.3
---------------------------------------------------------------------------------------------------------------------------
Headline PBIT(1)
United Kingdom                                                           31.4                 39.1                    67.5
United States                                                           123.8                140.4                   239.2
Continental Europe                                                       49.2                 41.9                    99.7
Canada, Asia Pacific, Latin America, Africa & Middle East                29.7                 32.5                    73.8
---------------------------------------------------------------------------------------------------------------------------
                                                                        234.1                253.9                   480.2
---------------------------------------------------------------------------------------------------------------------------


Reported contributions by operating sector were as follows:

                                                                          Six months   Six months
                                                                               ended        ended        Year ended
                                                                             30 June      30 June       31 December
                                                                                2003         2002              2002
-------------------------------------------------------------------------------------------------------------------
                                                                            (pound)m     (pound)m          (pound)m
Revenue
Advertising and Media investment management                                    886.8        896.0           1,810.0
Information, insight and consultancy(2)                                        334.0        331.0             664.7
Public relations and public affairs                                            212.9        232.9             447.6
Branding and identity, Healthcare and Specialist communications(2)             477.1        499.9             986.0
-------------------------------------------------------------------------------------------------------------------
                                                                             1,910.8      1,959.8           3,908.3
-------------------------------------------------------------------------------------------------------------------
Headline PBIT(1)
Advertising and Media investment management                                    126.3        140.3             274.7
Information, insight and consultancy(2)                                         23.8         26.0              48.5
Public relations and public affairs                                             28.1         27.8              46.5
Branding and identity, Healthcare and Specialist communications(2)              55.9         59.8             110.5
-------------------------------------------------------------------------------------------------------------------
                                                                               234.1        253.9             480.2
-------------------------------------------------------------------------------------------------------------------

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The calculation of PBIT is presented in Appendix IV.
2 In 2003 certain of the Group's Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight and consultancy sector. As a result the comparative figures for both Information, insight and consultancy and Branding and identity, Healthcare and Specialist communications have been restated to reflect this change.

                                                                    WPP /Page 15

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

5.   Taxation

The Group tax rate on headline PBT(1) is 25.5% (30 June 2002: 25.1% and 31 December 2002: 25.8%). The tax charge comprises:

                                                                          Six months   Six months
                                                                               ended        ended        Year ended
                                                                             30 June      30 June       31 December
                                                                                2003         2002              2002
--------------------------------------------------------------------------------------------------------------------
                                                                            (pound)m     (pound)m          (pound)m
Total current tax                                                               45.4         47.6             93.8
Total deferred tax                                                                 -            -             (1.5)
Share of associates tax                                                          6.3          5.8             11.1
--------------------------------------------------------------------------------------------------------------------
Total tax on profits                                                            51.7         53.4            103.4
--------------------------------------------------------------------------------------------------------------------

1 Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculation of headline PBT is presented in Appendix IV.


6.   Ordinary dividends

The Board has recommended an interim dividend of 2.08p (2002: 1.73p) per ordinary share. This is expected to be paid on 17 November 2003 to share owners on the register at 17 October 2003.

                                                Six months              Six months
                                                     ended                   ended              Year ended
                                              30 June 2003            30 June 2002        31 December 2002
-------------------------------------------------------------------------------------------------------------
Ordinary dividend per share -
interim                                              2.08p                   1.73p                  1.73p
final                                                   -                       -                   3.67p
-------------------------------------------------------------------------------------------------------------
                                                     2.08p                   1.73p                  5.40p
-------------------------------------------------------------------------------------------------------------
Ordinary dividend per ADR(1)-
interim                                              16.8(cent)             13.0(cent)             13.0(cent)
final                                                   -                      -                   27.6(cent)
-------------------------------------------------------------------------------------------------------------
                                                     16.8(cent)             13.0(cent)             40.6(cent)
-------------------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

                                                                     WPP/Page 16

                                  WPP GROUP PLC
  Notes to the unaudited consolidated interim financial statements (continued)

7.   Earnings per share

Basic and diluted earnings per share have been calculated in accordance with FRS14 "Earnings per Share".

Headline basic earnings per share have been calculated using earnings of (pound)95.2 million (period ended 30 June 2002: (pound)114.3 million; year ended 31 December 2002: (pound)88.0 million), and adjusted for goodwill amortisation and impairment, fixed asset gains and write downs and net interest charges on defined benefit pension schemes of (pound)49.3 million (period ended 30 June 2002: (pound)39.2 million; year ended 31 December 2002: (pound)195.2 million). The weighted average number of shares in issue used was 1,108,373,801 shares (period ended 30 June 2002: 1,112,746,764; year ended 31 December 2002:
1,110,556,878 shares).

Headline diluted earnings per share have been calculated using earnings of (pound)95.2 million (period ended 30 June 2002: (pound)114.3 million; year ended 31 December 2002: (pound)88.0 million) and adjusted for goodwill amortisation and impairment, fixed asset gains and write downs and net interest charges on defined benefit pension schemes of (pound)49.3 million (period ended 30 June 2002: (pound)39.2 million; year ended 31 December 2002: (pound)195.2 million). The weighted average number of shares in issue used was 1,125,489,621 shares (period ended 30 June 2002: 1,141,408,177; year ended 31 December 2002:
1,136,548,459 shares). This takes into account the exercise of employee share options, where these are expected to dilute earnings, and convertible debt. For the six month periods ended 30 June 2003 and 30 June 2002 and the year ended 31 December 2002, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

Standard basic earnings per share have been calculated using earnings of (pound)95.2 million (period ended 30 June 2002: (pound)114.3 million; year ended 31 December 2002: (pound)88.0 million) and weighted average shares in issue
during  the  period  of  1,108,373,801   shares  (period  ended  30  June  2002:
1,112,746,764 shares; year ended 31 December 2002: 1,110,556,878 shares).

Standard diluted earnings per share have been calculated using earnings of (pound)95.2 million (period ended 30 June 2002: (pound)114.3 million; year ended 31 December 2002: (pound)88.0 million). The weighted average number of shares used was 1,125,489,621 shares (period ended 30 June 2002: 1,141,408,177 shares;
year ended 31 December 2002: 1,136,548,459 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and convertible debt. For the six month periods ended 30 June 2003 and 30 June 2002, and the year ended 31 December 2002, both the $287.5 million convertible loan note and the (pound)450 million convertible bond were accretive to earnings and therefore excluded from the calculation.

At 30 June 2003 there were 1,178,096,488 ordinary shares in issue.

                                           Six months        Six months
                                                ended             ended                                  Year ended
                                              30 June           30 June                  Constant       31 December
Earnings per ADR                                 2003              2002                 Currency(3)            2002
-------------------------------------------------------------------------------------------------------------------
                                                                              +/(-)%       +/(-)%
Headline earnings per ADR(1,2)
Basic earning per ADR                           $1.05             $1.00         5.0         (2.5)             $1.92
Diluted earnings per ADR                        $1.03             $0.97         6.2         (1.6)             $1.87

-------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR(1)
Basic earnings per ADR                          $0.69             $0.74        (6.8)       (13.0)             $0.59
Diluted earnings per ADR                        $0.69             $0.72        (4.2)       (12.2)             $0.58
-------------------------------------------------------------------------------------------------------------------

1 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in note 3. This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.
2 Headline earnings per ADR excludes goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes.
3    Constant currency is defined in Appendix IV.

                                                                    WPP /Page 17

                                  WPP GROUP PLC

      Notes to the unaudited consolidated financial statements (continued)

8.   Goodwill and acquisitions

During  the  period,  the  Group  charged  (pound)16.5  million  (30 June  2002:
(pound)12.7 million; 31 December 2002: (pound)32.0 million) of goodwill amortisation and (pound)27.0 million (30 June 2002: (pound)24.0 million; 31 December 2002: (pound)145.7 million) of goodwill impairment to the profit and loss account, a total of (pound)43.5 million (30 June 2002: (pound)36.7 million; 31 December 2002: (pound)177.7 million). The impairment charge of (pound)27.0 million represents less than 1% of goodwill shown in the balance sheet at the start of the year.

The impairment charge relates to a number of under-performing businesses in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. All of the impairment charge relates to goodwill that was previously being amortised. The Directors will reassess the need for any further impairment write-downs at the year end.

The directors continue to assess the useful life of goodwill arising on acquisitions. Goodwill of (pound)493.2 million is subject to amortisation over periods of between 10 and 20 years.

Goodwill in relation to subsidiary undertakings increased by (pound)34.7 million in the period. Other than amortisation and impairment this includes both goodwill arising on acquisitions completed in the period and also adjustments to goodwill relating to acquisitions completed in prior periods. Goodwill in relation to associate undertakings increased by (pound)23.3 million in the period.

These acquisitions do not have a significant impact on the Group's results for the six months to 30 June 2003.

Future anticipated payments to vendors in respect of earnouts totalled (pound)201.3 million (period ended 30 June 2002: (pound)227.9 million; year ended 31 December 2002: (pound)237.8 million), based on the directors' best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors' estimates.

On 1 August 2003, the Group completed its acquisition, via a scheme of arrangement, of Cordiant Communications Group plc ("Cordiant"). The results of Cordiant will be consolidated into the results of WPP Group plc from that date.

As at 30 June 2003, the Group had purchased (pound)176.6 million of Cordiant's debt from its lenders and this debt is shown within fixed asset investments in the Group's balance sheet.

                                                                    WPP /Page 18

                                  WPP GROUP PLC

  Notes to the unaudited consolidated interim financial statements (continued)

9.   Creditors: amounts falling due within one year


The following are included in creditors falling due within one year:

                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
                                                      (pound)m                  (pound)m                   (pound)m
Bank loans and overdrafts                                590.9                     350.2                      199.7
Trade creditors                                        2,335.4                   2,353.9                    2,477.8
Corporate income tax payable                              35.5                      47.7                       29.9
Deferred income                                          346.4                     301.8                      335.0
Earnouts (note 8)                                         65.1                      59.0                       73.6
Loan notes due to vendors                                 37.9                      53.8                       27.3
Other creditors and accruals                             901.8                     872.4                      976.8
-------------------------------------------------------------------------------------------------------------------
                                                       4,313.0                   4,038.8                    4,120.1
-------------------------------------------------------------------------------------------------------------------

Overdraft   balances  included  within  bank  loans  and  overdrafts  amount  to
(pound)342.1   million  (30  June  2002:   (pound)315.3   million;  31  December
2002:(pound)188.2 million).

10.  Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year

                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
                                                      (pound)m                  (pound)m                   (pound)m
Corporate and convertible bonds and bank loans         1,323.8                   1,533.7                    1,402.5
Corporate income tax payable                             214.7                     227.4                      215.7
Earnouts (note 8)                                        136.2                     168.9                      164.2
Other creditors and accruals                              59.5                      86.6                       55.1
-------------------------------------------------------------------------------------------------------------------
                                                       1,734.2                   2,016.6                    1,837.5
-------------------------------------------------------------------------------------------------------------------


The following table sets out the directors' best estimates of future earnout related obligations:

                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
                                                      (pound)m                  (pound)m                   (pound)m
Within one year                                           65.1                      59.0                       73.6
Between 1 and 2 years                                     60.7                      57.5                       75.9
Between 2 and 3 years                                     31.2                      43.8                       20.8
Between 3 and 4 years                                     28.0                      26.7                       36.5
Between 4 and 5 years                                     14.5                      28.1                       29.0
Over 5 years                                               1.8                      12.8                        2.0
-------------------------------------------------------------------------------------------------------------------
                                                         201.3                     227.9                      237.8
-------------------------------------------------------------------------------------------------------------------

                                                                     WPP/Page 19

                                  WPP GROUP PLC

  Notes to the unaudited consolidated interim financial statements (continued)

10.  Creditors: amounts falling due after more than one year (continued)

The corporate and convertible bonds, bank loans and overdrafts included within short and long term creditors fall due for repayment as follows:


                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
                                                      (pound)m                  (pound)m                   (pound)m
Within one year                                          590.9                     350.2                      199.7
Between 1 and 2 years                                    170.9                     227.6                      227.4
Between 2 and 3 years                                    120.6                     188.2                      302.3
Between 3 and 4 years                                    521.6                     129.9                          -
Between 4 and 5 years                                    450.4                     506.4                      420.1
Over 5 years                                              60.3                     481.6                      452.7
-------------------------------------------------------------------------------------------------------------------
                                                       1,914.7                   1,883.9                    1,602.2
-------------------------------------------------------------------------------------------------------------------


11.  Net debt

                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
--------------------------------------------------------------------------------------------------------------------
                                                      (pound)m                  (pound)m                   (pound)m
Cash at bank and in hand                                 690.1                     690.6                      689.1
Current asset investments                                 71.6                      33.1                      190.4
Bank loans and overdrafts due within one year (note 9)  (590.9)                   (350.2)                    (199.7)
Corporate bond and loans due after one year (note 10) (1,323.8)                 (1,533.7)                  (1,402.5)
--------------------------------------------------------------------------------------------------------------------
Net debt                                              (1,153.0)                 (1,160.2)                    (722.7)
--------------------------------------------------------------------------------------------------------------------

Current asset investments represent cash on deposit with a maturity of greater than 24 hours.

There are no investor put options on any outstanding debt instruments.

12.  Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies' current financial performance, if all the options had been exercised at 30 June 2003.

                        Currently             Not Currently
                      Exercisable               Exercisable             Total
--------------------------------------------------------------------------------
                         (pound)m                  (pound)m          (pound)m
Subsidiaries                 10.0                      18.6              28.6
Associates                    4.3                      10.4              14.7
--------------------------------------------------------------------------------
Total                        14.3                      29.0              43.3
--------------------------------------------------------------------------------

                                                                     WPP/Page 20

                   INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated share owners' funds and the related notes 1 - 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reason for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche LLP
Chartered Accountants
London

21 August 2003

                                                                    WPP /Page 21
Appendix II

                                  WPP GROUP PLC

         Unauditedconsolidated profit & loss account for the six months ended 30 June 2003
              Presented in Euros for illustrative purposes only (3)

                                                           Six months           Six months          Year ended
                                                        ended 30 June        ended 30 June         31 December
                                                                 2003                 2002                2002
--------------------------------------------------------------------------------------------------------------------
                                                              (euro)m              (euro)m             (euro)m
Turnover (gross billings)                                    12,605.4             14,132.1            28,683.7
Costs of sales                                               (9,817.4)           (10,977.6)          (22,465.6)
--------------------------------------------------------------------------------------------------------------------
Revenue                                                       2,788.0              3,154.5             6,218.1

Direct Costs                                                   (160.6)              (178.2)             (347.2)
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                                  2,627.4              2,976.3             5,870.9

--------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill                           (2,308.9)            (2,593.0)           (5,154.7)
Goodwill amortisation and impairment                            (63.5)               (59.1)             (282.7)
--------------------------------------------------------------------------------------------------------------------
Operating costs                                              (2,372.4)            (2,652.1)           (5,437.4)
--------------------------------------------------------------------------------------------------------------------
Operating profit                                                255.0                324.2               433.5

Income from associates                                           23.1                 25.4                47.7
--------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
fixed asset gains and write-downs                               278.1                349.6               481.2

Profits on disposal of fixed assets                                 -                    -                14.6
Amounts written off fixed asset investments                         -                    -               (31.7)
--------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings      (45.5)               (66.0)             (126.6)
Net interest charges on defined benefit pension schemes          (8.5)                (4.0)              (10.8)
--------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                        (54.0)               (70.0)             (137.4)
--------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                   224.1                279.6               326.7

Taxation on profit on ordinary activities                       (75.4)               (85.9)             (164.5)
--------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                    148.7                193.7               162.2

Minority interests                                               (9.8)                (9.7)              (22.3)
--------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                    138.9                184.0               139.9

Ordinary dividends                                              (35.7)               (32.2)              (99.4)
--------------------------------------------------------------------------------------------------------------------
Retained profit for the year                                    103.2                151.8                40.5
--------------------------------------------------------------------------------------------------------------------
Headline PBIT(1)                                                341.6                408.7               764.0
Headline PBIT(1) margin                                         12.3%                13.0%               12.3%
Headline PBT(1)                                                 296.1                342.7               637.3
--------------------------------------------------------------------------------------------------------------------
Headline earnings per share(2)
Basic earnings per ordinary share                                19.0(cent)           22.2(cent)          40.6(cent)
Diluted earnings per ordinary share                              18.7(cent)           21.6(cent)          39.6(cent)
--------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                                12.5(cent)           16.6(cent)          12.6(cent)
Diluted earnings per ordinary share                              12.4(cent)           16.1(cent)          12.3(cent)
--------------------------------------------------------------------------------------------------------------------

1 Headline PBIT: Profit on ordinary activities before interest, taxation, excluding goodwill amortisation and impairment, fixed asset gains and write downs. Headline PBT: Profit on ordinary activities before taxation, excluding goodwill amortisation and impairment, fixed asset gains and write downs, and net interest charges on defined benefit pension schemes. The calculations of PBIT and Headline PBT are presented in Appendix IV.
2 Headline earnings per ordinary share exclude goodwill amortisation and impairment, investment gains and write downs, and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                                                    WPP /Page 22

                                  WPP GROUP PLC

             Unaudited consolidated balance sheet as at 30 June 2003
               Presented in Euros for illustrative purposes only(1)

                                                       30 June                   30 June                31 December
                                                          2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------
                                                       (euro)m                   (euro)m                    (euro)m
Fixed assets
Intangible assets:
     Corporate brands                                  1,367.3                   1,466.3                    1,457.8
     Goodwill                                          6,392.9                   6,872.0                    6,762.5
Tangible assets                                          510.1                     612.6                      579.0
Investments                                            1,231.5                     981.4                      964.7
--------------------------------------------------------------------------------------------------------------------
                                                       9,501.8                   9,932.3                    9,764.0

Current assets
Stocks and work in progress                              535.1                     507.0                      447.5
Debtors                                                3,320.3                   3,735.6                    3,462.4
Trade debtors within working capital facility:
     Gross debts                                         545.9                     632.1                      591.9
     Non-returnable proceeds                            (304.8)                   (353.6)                    (258.3)
                                                        -------                   -------                    -------
                                                         241.1                     278.5                      333.6
Current asset investments
(short-term bank and escrow deposits)                    103.1                      51.1                      292.2
Cash at bank and in hand                                 993.3                   1,065.9                    1,057.4
--------------------------------------------------------------------------------------------------------------------
                                                       5,192.9                   5,638.1                    5,517.8

Creditors: amounts falling due within one year        (6,207.7)                 (6,233.9)                  (6,322.3)
--------------------------------------------------------------------------------------------------------------------
Net current liabilities                               (1,014.8)                   (595.8)                    (804.5)
--------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                  8,487.0                   9,336.5                    8,959.5
Creditors: amounts falling due after more than one
year (including convertible loan notes)               (2,496.0)                 (3,112.6)                  (2,819.7)
Provisions for liabilities and charges                  (146.2)                   (164.4)                    (156.5)
--------------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                 5,844.8                   6,059.5                    5,983.3
Pension provision                                       (266.0)                   (208.9)                    (283.6)
--------------------------------------------------------------------------------------------------------------------
Net assets including pension provision                 5,578.8                   5,850.6                    5,699.7
--------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                  169.5                     178.4                      177.5
Share premium account                                  1,352.1                   1,288.2                    1,283.8
Shares to be issued                                      239.5                     318.1                      300.3
Merger reserve                                         4,162.2                   4,407.3                    4,402.9
Other reserves                                          (364.1)                   (473.8)                    (390.2)
Profit and loss account                                  (35.8)                     62.5                     (134.1)
--------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                             5,523.4                   5,780.7                    5,640.2
Minority interests                                        55.4                      69.9                       59.5
--------------------------------------------------------------------------------------------------------------------
Total capital employed                                 5,578.8                   5,850.6                    5,699.7
--------------------------------------------------------------------------------------------------------------------

1. These figures have been translated for convenience purposes only, using the rates of exchange shown in Note 3.

                                                                    WPP /Page 23
Appendix III

                                  WPP GROUP PLC

 To present the impact of US transitional guidelines on the expensing of share options, for illustrative purposes only
  Unaudited pro forma consolidated interim profit and loss account for the six months ended 30 June 2003

                                                     Six months                Six months                   Year ended
                                                  ended 30 June             ended 30 June                  31 December
                                                           2003                      2002                         2002
-----------------------------------------------------------------------------------------------------------------------
                                                       (pound)m                  (pound)m                     (pound)m
Turnover (gross billings)                               8,639.2                   8,779.9                     18,028.7
Cost of sales                                          (6,728.4)                 (6,820.1)                   (14,120.4)
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                 1,910.8                   1,959.8                      3,908.3
Direct costs                                             (110.1)                   (110.7)                      (218.2)
-----------------------------------------------------------------------------------------------------------------------
Gross Profit                                            1,800.7                   1,849.1                      3,690.1
-----------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill                     (1,582.4)                 (1,611.0)                    (3,239.9)
Fair value of share options                                (6.3)                     (1.3)                        (5.0)
Goodwill amortisation and impairment                      (43.5)                    (36.7)                      (177.7)
-----------------------------------------------------------------------------------------------------------------------
Operating costs                                         (1,632.2)                 (1,649.0)                   (3,422.6)
-----------------------------------------------------------------------------------------------------------------------
Operating profit                                           168.5                     200.1                       267.5

Income from associates                                      15.8                      15.8                        30.0
-----------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
fixed asset gains and write-downs                          184.3                     215.9                       297.5
Profits on disposal of fixed assets                            -                         -                         9.2
Amounts written off fixed asset investments                    -                         -                       (19.9)
-----------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges on net borrowings (31.2)                    (41.0)                      (79.6)
Net interest charges on defined benefit pension schemes     (5.8)                     (2.5)                       (6.8)
-----------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                   (37.0)                    (43.5)                      (86.4)
-----------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation              147.3                     172.4                       200.4

Taxation on profit on ordinary activities                  (51.0)                    (53.0)                     (102.7)
-----------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                96.3                     119.4                        97.7

Minority interests                                          (6.7)                     (6.0)                      (14.0)
-----------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                89.6                     113.4                        83.7

Ordinary dividends                                         (24.5)                    (20.0)                      (62.5)
-----------------------------------------------------------------------------------------------------------------------
Retained profit for the period                              65.1                      93.4                        21.2
-----------------------------------------------------------------------------------------------------------------------
Headline PBIT (1)                                          227.8                     252.6                       475.2
Headline PBIT (1) margin                                   11.9%                     12.9%                       12.2%
Headline PBT (1)                                           196.6                     211.6                       395.6
-----------------------------------------------------------------------------------------------------------------------
Headline earnings per share (2)
Basic earnings per ordinary share                          12.5p                     13.7p                       25.1p
Diluted earnings per ordinary share                        12.3p                     13.3p                       24.5p
-----------------------------------------------------------------------------------------------------------------------
Standard earnings per share
Basic earnings per ordinary share                           8.1p                     10.2p                        7.5p
Diluted earnings per ordinary share                         8.0p                      9.9p                        7.4p
-----------------------------------------------------------------------------------------------------------------------
Headline earnings per ADR (2,3)
Basic earnings per ADR                                     $1.01                     $0.99                       $1.89
Diluted earnings per ADR                                   $0.99                     $0.96                       $1.84
-----------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR (3)
Basic earnings per ADR                                     $0.65                     $0.74                       $0.56
Diluted earnings per ADR                                   $0.64                     $0.71                       $0.56
=======================================================================================================================

1 Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. Headline PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.
2 Headline earnings per ordinary share and ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes.
3 These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Note 3.

                                                                    WPP /Page 24
Appendix III (continued)

                                  WPP GROUP PLC


Share options -- illustrative charge

The unaudited pro forma consolidated interim profit and loss account above illustrates the impact on WPP were it to adopt an approach to expensing the weighted average fair value of options consistent with current United States transitional guidelines under the prospective adoption method contained within FAS 148, adopting a Black Scholes valuation model. This would give rise to a charge to operating profit of (pound)6.3 million ((pound)5.6 million after taxation) for the six months ended 30 June 2003, (pound)1.3 million ((pound)0.9 million after taxation) for the six months ended 30 June 2002, and (pound)5.0 million ((pound)4.3 million after taxation) for the year ended 31 December 2002, in respect of executive share options granted since 1 January 2002.

On a proforma basis, had WPP adopted a policy of charging the weighted average fair value of options to the profit and loss account over the vesting period of each options grant, adopting a Black Scholes basis of valuation, then the resulting charge to operating profit would be (pound)13.3 million ((pound)11.9 million after taxation or 8.2% of headline earnings) for the six months ended 30 June 2003, and (pound)10.0 million ((pound)7.0 million after taxation or 4.6% of headline earnings) for the six months ended 30 June 2002, and (pound)22.4 million ((pound)20.0 million after taxation or 7.1 % of headline earnings) for the year ended 31 December 2002.

The following assumptions have been made in determining the fair value of options granted in the year:

UK Risk-free rate                           3.58%
US Risk-free rate                           2.27%
Expected life                           48 months
Expected volatility                           45%
Dividend yield                               1.0%

                                                                    WPP /Page 25
Appendix IV

                                  WPP GROUP PLC

   Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write downs to PBIT for the six months ended 30 June 2003

                                                                Six months                Six months                 Year ended
                                                             ended 30 June             ended 30 June                31 December
                                                                      2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                  (pound)m                   (pound)m
Profit on ordinary activities before interest, taxation,
fixed asset gains and write downs                                    190.6                     217.2                      302.5

Goodwill amortisation and impairment                                  43.5                      36.7                      177.7
-------------------------------------------------------------------------------------------------------------------------------
Headline PBIT                                                        234.1                     253.9                      480.2
-------------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                              37.0                      43.5                       86.4
-------------------------------------------------------------------------------------------------------------------------------
Interest cover on headline PBIT                                  6.3 times                 5.8 times                  5.6 times
-------------------------------------------------------------------------------------------------------------------------------


                                                                Six months                Six months                 Year ended
                                                             ended 30 June             ended 30 June                31 December
                                                                      2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                  (pound)m                   (pound)m
Interest cover on headline PBIT (excluding FRS17 interest)

Headline PBIT                                                        234.1                     253.9                      480.2

Net interest payable and similar charges on net borrowings            31.2                      41.0                       79.6
-------------------------------------------------------------------------------------------------------------------------------
Interest cover on headline PBIT (excluding FRS17 interest)       7.5 times                 6.2 times                  6.0 times
-------------------------------------------------------------------------------------------------------------------------------


         Reconciliation of profit on ordinary activities before taxation to headline PBT and headline earnings for the six months ended 30 June 2003

                                                                Six months                Six months                 Year ended
                                                             ended 30 June             ended 30 June                31 December
                                                                      2003                      2002                       2002
-------------------------------------------------------------------------------------------------------------------------------
                                                                  (pound)m                  (pound)m                   (pound)m
Profit on ordinary activities before taxation                        153.6                     173.7                     205.4

Goodwill amortisation and impairment                                  43.5                      36.7                     177.7
Profits on disposal of fixed assets                                      -                         -                      (9.2)
Amounts written off fixed asset investments                              -                         -                      19.9
Net interest charges on defined benefit pension schemes                5.8                       2.5                       6.8
-------------------------------------------------------------------------------------------------------------------------------
Headline PBT                                                         202.9                     212.9                     400.6

Taxation on profit on ordinary activities                            (51.7)                    (53.4)                   (103.4)
Minority interests                                                    (6.7)                     (6.0)                    (14.0)
-------------------------------------------------------------------------------------------------------------------------------
Headline earnings                                                    144.5                     153.5                     283.2
-------------------------------------------------------------------------------------------------------------------------------
Ordinary dividends                                                    24.5                      20.0                      62.5
-------------------------------------------------------------------------------------------------------------------------------
Dividend cover on headline earnings                              5.9 times                 7.7 times                 4.5 times
-------------------------------------------------------------------------------------------------------------------------------

                                                                    WPP /Page 26

                                  WPP GROUP PLC

                            Segmental margin analysis
                      for the six months ended 30 June 2003

Reported margins by geographical area were as follows:

                                                                                         Headline
                                                                         Revenue          PBIT(1)       Margin (%)
-------------------------------------------------------------------------------------------------------------------
                                                                       (pound)m          (pound)m
United Kingdom                                                             306.5             31.4            10.2%
United States                                                              786.4            123.8            15.7%
Continental Europe                                                         496.8             49.2             9.9%
Canada, Asia Pacific, Latin America, Africa & Middle East                  321.1             29.7             9.2%
-------------------------------------------------------------------------------------------------------------------
                                                                         1,910.8            234.1            12.3%
-------------------------------------------------------------------------------------------------------------------




Reported margins by operating sector were as follows:

                                                                                         Headline
                                                                         Revenue          PBIT(1)       Margin (%)
-------------------------------------------------------------------------------------------------------------------
                                                                       (pound)m          (pound)m
Advertising and Media investment management                               886.8            126.3             14.2%
Information, insight and consultancy                                      334.0             23.8              7.1%
Public relations and public affairs                                       212.9             28.1             13.2%
Branding and identity, Healthcare and Specialist communications           477.1             55.9             11.7%
-------------------------------------------------------------------------------------------------------------------
                                                                        1,910.8            234.1             12.3%
-------------------------------------------------------------------------------------------------------------------


Reported margins before and after income from associates were as follows:

                                                           Six months                                   Six months
                                                        ended 30 June                                ended 30 June
                                           Margin (%)            2003              Margin (%)                 2002
-------------------------------------------------------------------------------------------------------------------
                                                             (pound)m                                     (pound)m


Revenue                                                       1,910.8                                     1,959.8
Headline PBIT                                   12.3%           234.1                  13.0%                253.9
-------------------------------------------------------------------------------------------------------------------
Income from associates                                           15.8                                        15.8
-------------------------------------------------------------------------------------------------------------------
Headline PBIT excluding income from associates  11.4%           218.3                  12.1%                238.1
-------------------------------------------------------------------------------------------------------------------

(1) Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The calculation of headline PBIT is presented above.

                                                                    WPP /Page 27


                                  WPP GROUP PLC

     Reconciliation of free cash flow for the six months ended 30 June 2003

                                                                        Six months       Six months       Year ended
                                                                     ended 30 June    ended 30 June      31 December
                                                                              2003             2002             2002
--------------------------------------------------------------------------------------------------------------------
                                                                          (pound)m         (pound)m        (pound)m

Operating profit                                                            174.8            201.4           272.5
Add back:
Depreciation and amortisation, including impairment                          96.5             96.2           294.3
Plus:
Dividends received from associates                                            6.0              4.4             9.4
Proceeds from the issue of shares                                             5.0             20.5            24.4
Proceeds from sale of tangible fixed assets                                   3.3              1.8            10.2
Proceeds from disposal of investments                                         2.2              3.3             3.3
Less:
Purchase of tangible fixed assets                                           (32.9)           (34.0)         (100.5)
UK and overseas tax paid                                                    (43.0)           (43.6)          (85.0)
Returns on investments and servicing of finance                             (47.7)           (48.5)          (78.2)
--------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                              164.2            201.5           350.4
--------------------------------------------------------------------------------------------------------------------

                                                                     WPP/Page 28

WPP GROUP PLC

                        GLOSSARY AND BASIS OF PREPARATION


Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group's automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.


Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying constant exchange rates to local currency reported results for the current and prior year. This gives a US dollar -- denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.


Free cash flow

Free cash flow is calculated as headline PBIT before equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.


Headline PBIT

Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs.


Headline PBT

Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.


Pro forma ('like for like')

Pro forma comparisons are calculated as follows: current year actual results (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms `pro forma' and `like for like' interchangeably.